Kathleen Moriarty +1 212.836.8276 Direct kathleen.moriarty@apks.com

September 8, 2017

Mr. Dominic Minore

Senior Counsel

Division of Investment Management

Office of Disclosure Review and Accounting

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Active Weighting Funds ETF Trust (the “Trust”) Amendment No. 2 to the Registration Statement on Form N-1A Registration Numbers 333-215588; 811-23226 Filed: June 22, 2017 CIK No.: 0001683471

Dear Mr. Minore:

On behalf of the Active Weighting Funds ETF Trust (“Trust”) sponsored by our client, Active Weighting Advisors, LLC (“Advisor”), we are submitting this correspondence as response to your comments to amendment number 2 under the Securities Act of 1933, as amended (“Securities Act”), and pre-effective amendment number 2 under the Investment Company Act of 1940, as amended, (“1940 Act”), to the Trust’s registration statement on Form N-1A (“Registration Statement”). Attached as Exhibit A hereto is a marked copy (“Marked Exhibit”) of the portion of the summary sections including Investment Objective, Fees and Expenses of the Fund and Principal Investment Strategies for each of the four series of the Trust (“Funds”) included in the Registration Statement. Attached as Exhibit B hereto is a clean copy of the same portions of the Registration Statement.

Set forth below is the response (“Response”) on behalf of the Trust and the Advisor to the oral comments that we received from you on behalf of the staff (“Staff”) in our telephone conversations on August 31, 2017 and September 5, 2017 (“Comments”) concerning the Registration Statement. For your convenience, the headings and comments in bold text below summarize the Comments. Defined terms used herein but not otherwise defined, shall have the meaning set forth in the Registration Statement. Please note that only the substantive comments and changes are set forth in this letter. Where we have responded to a comment concerning one Fund, we have made corresponding changes also

Arnold & Porter Kaye Scholer LLP 250 West 55th Street | New York, NY 10019-9710 | www.apks.com

September 8, 2017

concerning similar disclosure appearing elsewhere for other Funds in the Registration Statement. All typographical errors have been corrected but are not mentioned.

1.                  Republican Policies Fund – Feeds and Expenses of the Fund. Please clarify in supplemental correspondence whether the Expense Limitation Agreement will allow for a recoupment of waived fees or assumed expenses.

Response: On behalf of the Advisor, we confirm that the Expense Limitation Agreement permits the recoupment by the Advisor of fees waived and expenses assumed thereunder, as will be disclosed in the statutory prospectus and SAI and reflected in a filed exhibit upon the next pre-effective amendment. At this time, due to the structure and fee rate of the unitary fee and the level of operating expense “cap”, the Advisor does not anticipate that it will have the opportunity to recoup fees in the future, absent a future reduction in the fee rate of the unitary fee.

2.                  Republican Policies Fund - Principal Investment Strategies: Please consider shifting some detail on the Fund’s investment strategies from the section entitled “Principal Investment Strategies” to the section entitled “Description of the Principal Strategies of the Funds.”

Response: Disclosure under “Principal Investment Strategies” for each Fund and “Description of the Principal Strategies of the Funds” has been amended to address this comment. Changes are reflected in the Marked Exhibit.

3.                  Republican Policies Fund - Principal Investment Strategies: Please clarify and make uniform the uses of the term “Advisor” and “management.”

Response: Disclosure throughout the Registration Statement has been amended to address this comment. Changes to the applicable sections are reflected in the Marked Exhibit.

4.                  Republican Policies Fund - Principal Investment Strategies: Please provide examples of Republican Policies in a form similar to those provided for Tax Reform Themes.

Response: Disclosure under Principal Investment Strategies for the Republican Policies Fund and Democratic Policies Fund has been amended to address the comment. Changes are reflected in the Marked Exhibit.

5.                  Republican Policies Fund - Principal Investment Strategies: Please consider further revising language relating to timelines involved in the identification and selection of Republican Policies.

September 8, 2017

Response: Disclosure under Principal Investment Strategies for each Fund has been amended to address the comment. Changes are reflected in the Marked Exhibit.

6.                  Republican Policies Fund - Principal Investment Strategies: Please consider expanding disclosure relating to the Advisor’s identification and selection of Republican Policies in respect of whether such Republican Policies are related to State or Federal government operation.

Response: Disclosure under Principal Investment Strategies for the Republican Policies Fund and Democratic Policies Fund has been amended to address the comment. Changes are reflected in the Marked Exhibit.

7.                  Republican Policies Fund - Principal Investment Strategies: Please consider rewording the phrase “governed by U.S. government agencies.”

Response: Disclosure under Principal Investment Strategies for the Republican Policies Fund and Democratic Policies Fund has been amended to address the comment. Changes are reflected in the Marked Exhibit.

8.                  Republican Policies Fund - Principal Investment Strategies: Please consider expanding the disclosure on how Fund management will exit investment positions.

Response: Disclosure under Principal Investment Strategies for each Fund has been amended to address the comment. Changes are reflected in the Marked Exhibit.

9.                  Republican Policies Fund - Principal Investment Strategies: Please consider expanding the disclosure relating to how the Funds will equally weight positions on rebalance dates.

Response: Disclosure under Principal Investment Strategies for each Fund has been amended to address the comment. Changes are reflected in the Marked Exhibit.

10.              European Union Breakup Fund - Principal Investment Strategies: Please consider clarifying that non-E.U. Member investment “will” not count toward the Fund’s 80% test.

Response: Disclosure under Principal Investment Strategies for the European Union Breakup Fund has been amended to address the comment. Changes are reflected in the Marked Exhibit.

September 8, 2017

11.              European Union Breakup Fund – Principal Investment Strategies: Please consider clarifying the distinctions between leaving the European Union in whole or in part.

Response: Disclosure under Principal Investment Strategies for the European Union Breakup Fund has been amended to address the comment. Changes are reflected in the Marked Exhibit.

12.              European Union Breakup Fund – Principal Investment Strategies: Please consider uniformly using “E.U. Member” rather than “country” when defining E.U. Exit Actions.

Response: Disclosure under Principal Investment Strategies for the European Union Breakup Fund has been amended to address the comment. Changes are reflected in the Marked Exhibit.

13.              European Union Breakup Fund – Principal Investment Strategies: Please consider expanding the disclosure relating to the security selection process.

Response: Disclosure under Principal Investment Strategies for the European Union Breakup Fund has been amended to address the comment. Changes are reflected in the Marked Exhibit.

If you have any further questions or wish to discuss any of the Responses, please do not hesitate to call me at 212-836-8276 or Gregory Xethalis at 212-836-7730. We greatly appreciate your assistance with respect to the Registration Statement.

Very truly yours,

/s/ Kathleen H. Moriarty, Esq.
Kathleen Moriarty

September 8, 2017

Exhibit A

REPUBLICAN POLICIES FUND

Investment Objective

The Republican Policies Fund’s (the “Fund”) investment objective is to seek capital appreciation by investing in market segments that Active Weighting Advisors LLC (the “Advisor”) believes will be impacted by the enactment of Republican Policies (as defined below).

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors purchasing Shares on a national securities exchange, national securities association or over-the-counter trading system where Shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table set forth below.

Shareholder Fees (fees paid directly from your investment):

No shareholder fees are levied by the Fund for purchases and sales made on the Secondary Market. Investments in the Fund are subject to the Annual Fund Operating Expenses, below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses (a)	[0.XX] %
Total Annual Fund Operating Expenses	0.75%
Fee Waiver and Expense Reimbursement (b)	[(0.XX)] %
Total Annual Fund Operating Expenses After Fee Waiver	0.75%

_____________

(a)	The Fund has not yet commenced ~~operation~~operations and Other Expenses are based on estimated amounts for the current fiscal year.
(b)	The Advisor has contractually agreed to waive the fees and reimburse expenses of the Fund until at least October ~~1,~~31, 2018 so that the total annual operating expenses (exclusive of interest, taxes and governmental fees, brokerage fees, commissions, acquired fund fees, dividend payments on short sales, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of a Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940) and organizational costs (“Operating Expenses”) of the Fund are limited to 0.75% of average net assets. After such date, the expense limitation may be renewed, terminated or revised by the Advisor.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs

September 8, 2017

would be:

1 Year	3 Years
$ 77	$ 240

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. This rate excludes the value of portfolio securities received or delivered as a result of any in kind creations or redemptions of the Fund’s Shares. As of the date of this Prospectus, the Fund has not yet commenced operations.

Principal Investment Strategies

~~Overview~~

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its objective by investing, including both long and short positions, primarily in equity securities traded in U.S. markets.

The Fund typically holds equity securities of a limited number of issuers, generally 30 to 75, and invests in issuers with a market capitalization greater than $250 million USD. The Fund may, to a limited extent, invest in equity securities traded in non-U.S. markets, including emerging market equity securities, as well as fixed income securities, derivatives, currencies, and commodities. The Fund will be subject to active turnover, generally on a quarterly basis, throughout market cycles based on the outlook of the Advisor~~, the investment advisor to the Fund~~. At the discretion of the Advisor, the Fund may actively add and remove positions intra-quarter based on changing market conditions.

Investment Objective Definition

The Fund takes positions in securities that are expected by ~~management~~the Advisor to appreciate in value as a result of U.S. government actions that reflect Republican Policies identified by the Advisor. The Advisor defines, based upon its discretionary analysis, the beliefs, party platforms, and executive and legislative priorities of the Republican party as “Republican Policies.” The Advisor incorporates both the federal and state levels of government in its analysis of the Republican party, with the primary focus being on the federal level of government.

The Advisor considers a policy to be a ~~proposed or current~~ legislative action, executive action, or regulatory action that changes or will change how: (1) companies operate within a specific sector; (2) individuals interact with companies, the government, or each other; and/or (3) companies and individuals are ~~governed~~regulated and supervised by U.S. government agencies. ~~Examples of policies~~As of the date of this Prospectus, examples of Republican Policies include, but are not limited to, bills, regulations, and/or governmental guidelines that:

•	decrease the regulatory requirements of companies operating within the Financials sector;
II.	~~Affect dynamics within an industry, including the economics, competition, ease of operation, tariffs or taxes levied on the production or importation of products, or~~increase the amount of the U.S. government budget allocated to ~~a sector;~~ the Aerospace and Defense industry;
III.	~~Change regulatory requirements for a company operating within the U.S. or a specific sector, including the amount of capital to be maintained, legal methods of disposing of byproducts or~~

September 8, 2017

~~other operational materials, or regulatory barriers to enter a sector;~~reduce the regulatory requirements associated with or provide incentives related to the drilling and production functions of the Energy sector in order to promote U.S. energy independence;

IV.	~~Change the way individuals interact with the government, including the dynamics of obtaining student loans, requirements to obtain citizenship or live within the U.S. as an immigrant or visitor, or amount of taxes levied on the purchase of products or income earned; or~~strengthen or enforce immigration laws, such as restricting the number of available immigrant visas or increasing the legal consequences for individuals violating immigration laws; and
V.	~~Affect the operations of governmental agencies, including budgets or resources granted to operate agencies, mandates to oversee sectors or segments of the economy, or ability to enforce current regulations.~~decrease the U.S corporate income tax rate.

~~Policy Research Process~~

The Advisor will, based on its discretionary analysis, identify policies it views as priorities for the Republican party. At any given time, the Advisor generally identifies 4-10 Republican Policies for consideration in constructing the Fund’s portfolio. The ~~Advisor reviews press releases, official party statements, and legislative analysis reports of Republican House and Senate legislative groups. The Advisor also considers the legislative agendas of think tanks, foundations, and outside committees that self-identify as focused on Republican Policies. These groups include, but are not limited to, the Republican National Committee, the Republican Study Committee, the Senate Republican Conference, The Heritage Foundation, and the Cato Institute.~~Republican Policies selected for consideration may, but are not required to include the above examples.

~~The Advisor also examines legislative priorities and ideological beliefs of individual members of the Republican party that the Advisor identifies as key party leaders. If differences exist between key party leaders and the Republican party, the Advisor generally weights policies identified at the party level more heavily than policies identified at the individual member level.~~

~~In years of presidential and legislative elections, the Advisor incorporates election platforms based on campaign speeches and candidate defined priority issues on their official election website, as well as the official platform of the Republican National Committee. The Advisor, based on its discretionary analysis of the election cycle, will incorporate the policies and priorities of the leading Republican presidential candidate.~~

~~At any given time, the Advisor generally identifies 4-10 Republican Policies for consideration in constructing the Fund’s portfolio. In selecting Republican Policies, the Advisor considers, including, but not limited to, the following items:~~

~~•~~	~~Expected timeline of introducing, debating, and voting on bills associated with a policy;~~
~~•~~	~~Ability of the policy to cause securities of issuers to appreciate in value; and~~
~~•~~	~~Thematic catalysts, including control of the executive, legislative, and judicial branches, and the corresponding ability of the Republican party to implement the policy.~~

Security Selection Process

In its fundamental research and proprietary security selection process, the Advisor searches for sectors and issuers that it views as directly exposed to Republican Policies. The Advisor’s research and analysis leverages insights from diverse sources, including external research, to capture trends that have implications for individual issuers or entire sectors. During this fundamental research process, the Advisor screens for issuers that have the potential to either experience significant multi-year earnings growth or

September 8, 2017

significant business model disruption. This process requires the Advisor to review each sector and/or company’s fundamental characteristics.

In respect of government action reflecting Republican Policies, the Fund initiates long positions in the securities of issuers (or sectors) that the Advisor believes will appreciate in value as a result of the implementation of such Republican Policies and short positions in the securities of issuers (or sectors) that the Advisor believes will depreciate in value as a result of the implementation of such Republican Policies.

The weight of each security within the portfolio will be rebalanced quarterly. As of each quarterly rebalance date, ~~all equity securities will be equally weighted~~each security within the portfolio will be weighted equally regardless of its market capitalization or other fundamental characteristics.

In determining whether to exit an investment position of the Fund, the Advisor uses the same type of analysis it uses in initiating a position by purchasing or shorting a security. The Advisor continuously reviews each security for exposure to its associated Republican Policy. If a security, based on the Advisor’s discretionary analysis, is determined to no longer be exposed to its associated Republican Policy or if the investment position has appreciated in value as compared to the Advisor’s expectations, the Fund will exit the investment position by selling the security or covering the short, as applicable. Additionally, if the Advisor removes a Republican Policy from consideration in constructing the portfolio, the investment positions relating to such policy will be exited.

In addition to equities, the Fund may invest in fixed income securities. The Fund may utilize, to a limited extent, futures contracts, swap contracts and option contracts to obtain or hedge exposure to any security selected as part of its investment process. The Fund may also invest, to a limited extent, in commodities positions through exposure obtained through futures contracts, swap contracts, option contracts or exchange-traded vehicles (including ETFs, ETNs and exchange-traded commodities).

The Fund will be constructed and managed in accordance with the Advisor's current views of Republican party priorities. Government action that is not aligned with Republican Policies may negatively impact the Fund’s portfolio. The Advisor does not intend to hedge the portfolio against, or otherwise take defensive positions with respect to, government action that may not be aligned with Republican Policies.

For additional information about the Fund’s principal investment strategies, including the policy research and the security selection ~~process~~processes, see “Description of the Principal Strategies of the Funds.”

September 8, 2017

DEMOCRATIC POLICIES FUND

Investment Objective

The Democratic Policies Fund’s (the “Fund”) investment objective is to seek capital appreciation by investing in market segments that Active Weighting Advisors LLC (the “Advisor”) believes will be impacted by the enactment of Democratic Policies (as defined below).

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors purchasing Shares on a national securities exchange, national securities association or over-the-counter trading system where Shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table set forth below.

Shareholder Fees (fees paid directly from your investment):

No shareholder fees are levied by the Fund for purchases and sales made on the Secondary Market. Investments in the Fund are subject to the Annual Fund Operating Expenses, below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses (a)	[0.XX] %
Total Annual Fund Operating Expenses	0.75%
Fee Waiver and Expense Reimbursement (b)	[(0.XX)] %
Total Annual Fund Operating Expenses After Fee Waiver	0.75%

_____________

14.	The Fund has not yet commenced ~~operation~~operations and Other Expenses are based on estimated amounts for the current fiscal year.
15.	The Advisor has contractually agreed to waive the fees and reimburse expenses of the Fund until at least October ~~1,~~31, 2018 so that the total annual operating expenses (exclusive of interest, taxes and governmental fees, brokerage fees, commissions, acquired fund fees, dividend payments on short sales, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of a Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940) and organizational costs (“Operating Expenses”) of the Fund are limited to 0.75% of average net assets. After such date, the expense limitation may be renewed, terminated or revised by the Advisor.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

September 8, 2017

1 Year	3 Years
$ 77	$ 240

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. This rate excludes the value of portfolio securities received or delivered as a result of any in kind creations or redemptions of the Fund’s Shares. As of the date of this Prospectus, the Fund has not yet commenced operations.

Principal Investment Strategies

~~Overview~~

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its objective by investing, including both long and short positions, primarily in equity securities traded in U.S. markets.

The Fund typically holds equity securities of a limited number of issuers, generally 30 to 75, and invests in issuers with a market capitalization greater than $250 million USD. The Fund may, to a limited extent, invest in equity securities traded in non-U.S. markets, including emerging market equity securities, as well as fixed income securities, derivatives, currencies, and commodities. The Fund will be subject to active turnover, generally on a quarterly basis, throughout market cycles based on the outlook of the Advisor~~, the investment advisor to the Fund~~. At the discretion of the Advisor, the Fund may actively add and remove positions intra-quarter based on changing market conditions.

Investment Objective Definition

The Fund takes positions in securities that are expected by ~~management~~the Advisor to appreciate in value as a result of U.S. government actions that reflect Democratic Policies identified by the Advisor. The Advisor defines, based upon its discretionary analysis, the beliefs, party platforms, and executive and legislative priorities of the Democratic party as “Democratic Policies.” The Advisor incorporates both the federal and state levels of government in its analysis of the Democratic party, with the primary focus being on the federal level of government.

The Advisor considers a policy to be a ~~proposed or current~~ legislative action, executive action, or regulatory action that changes or will change how: (1) companies operate within a specific sector; (2) individuals interact with companies, the government, or each other; and/or (3) companies and individuals are ~~governed~~regulated and supervised by U.S. government agencies. ~~Examples of policies~~As of the date of this Prospectus, examples of Democratic Policies include, but are not limited to, bills, regulations, and/or governmental guidelines that:

•	increase the opportunity of immigrants to obtain visas or attain U.S. citizenship;
•	increase the ability of individuals to attend higher education programs;
•	are expected to result in an increase in the wages and incomes of U.S. workers, such as increases in minimum wage rates;
IX.	~~Affect dynamics within an industry, including the economics, competition, ease of operation, tariffs or taxes levied on the production or importation of products, or amount of government~~

September 8, 2017

~~budget allocated to a sector;~~ reduce the regulatory requirements associated with or provide incentives related to clean and renewable energy and environmental protections;

X.	~~Change regulatory requirements for a company operating within the U.S. or a specific sector, including the amount of capital to be maintained, legal methods of disposing of byproducts or other operational materials, or regulatory barriers to enter a sector;~~implement a progressive tax system in the U.S.; and
XI.	~~Change the way individuals interact with the government, including the dynamics of obtaining student loans, requirements to obtain citizenship or live within the U.S. as an immigrant or visitor, or amount of taxes levied on the purchase of products or income earned; or~~introduce a single payer health care system or increase the ability of individuals to obtain health insurance.
~~•~~	~~Affect the operations of governmental agencies, including budgets or resources granted to operate agencies, mandates to oversee sectors or segments of the economy, or ability to enforce current regulations.~~

~~Policy Research Process~~

The Advisor will, based on its discretionary analysis, identify policies it views as priorities for the Democratic party. At any given time, the Advisor generally identifies 4-10 Democratic Policies for consideration in constructing the Fund’s portfolio. The ~~Advisor reviews press releases, official party statements, and legislative analysis reports of Democratic House and Senate legislative groups. The Advisor also considers the legislative agendas of think tanks, foundations, and outside committees that self-identify as focused on Democratic Policies. These groups include, but are not limited to, the Democratic National Committee, the Democratic Study Committee, the Senate Democratic Conference, and the Center for American Progress.~~Democratic Policies selected for consideration may, but are not required to include the above examples.

~~The Advisor also examines legislative priorities and ideological beliefs of individual members of the Democratic party that the Advisor identifies as key party leaders. If differences exist between key party leaders and the Democratic party, the Advisor generally weights policies identified at the party level more heavily than policies identified at the individual member level.~~

~~In years of presidential and legislative elections, the Advisor incorporates election platforms based on campaign speeches and candidate defined priority issues on their official election website, as well as the official platform of the Democratic National Committee. The Advisor, based on its discretionary analysis of the election cycle, will incorporate the policies and priorities of the leading Democratic presidential candidate.~~

~~At any given time, the Advisor generally identifies 4-10 Democratic Policies for consideration in constructing the Fund’s portfolio. In selecting Democratic Policies, the Advisor considers, including, but not limited to, the following items:~~

~~•~~	~~Expected timeline of introducing, debating, and voting on bills associated with a policy;~~
~~•~~	~~Ability of the policy to cause securities of issuers to appreciate in value; and~~
~~•~~	~~Thematic catalysts, including control of the executive, legislative, and judicial branches, and the corresponding ability of the Democratic party to implement the policy.~~

Security Selection Process

In its fundamental research and proprietary security selection process, the Advisor searches for

September 8, 2017

sectors and issuers that it views as directly exposed to Democratic Policies. The Advisor’s research and analysis leverages insights from diverse sources, including external research, to capture trends that have implications for individual issuers or entire sectors. During this fundamental research process, the Advisor screens for issuers that have the potential to either experience significant multi-year earnings growth or significant business model disruption. This process requires the Advisor to review each sector and/or company’s fundamental characteristics.

In respect of government action reflecting Democratic Policies, the Fund initiates long positions in the securities of issuers (or sectors) that the Advisor believes will appreciate in value as a result of the implementation of such Democratic Policies and short positions in the securities of issuers (or sectors) that the Advisor believes will depreciate in value as a result of the implementation of such Democratic Policies.

The weight of each security within the portfolio will be rebalanced quarterly. As of each quarterly rebalance date, ~~all equity securities will be equally weighted~~each security within the portfolio will be weighted equally regardless of its market capitalization or other fundamental characteristics.

In determining whether to exit an investment position of the Fund, the Advisor uses the same type of analysis it uses in initiating a position by purchasing or shorting a security. The Advisor continuously reviews each security for exposure to its associated Democratic Policy. If a security, based on the Advisor’s discretionary analysis, is determined to no longer be exposed to its associated Democratic Policy or if the investment position has appreciated in value as compared to the Advisor’s expectations, the Fund will exit the investment position by selling the security or covering the short, as applicable. Additionally, if the Advisor removes a Democratic Policy from consideration in constructing the portfolio, the investment positions relating to such policy will be exited.

In addition to equities, the Fund may invest in fixed income securities. The Fund may utilize, to a limited extent, futures contracts, swap contracts and option contracts to obtain or hedge exposure to any security selected as part of its investment process. The Fund may also invest, to a limited extent, in commodities positions through exposure obtained through futures contracts, swap contracts, option contracts or exchange-traded vehicles (including ETFs, ETNs and exchange-traded commodities).

The Fund will be constructed and managed in accordance with the Advisor's current views of Democratic party priorities. Government action that is not aligned with Democratic Policies may negatively impact the Fund’s portfolio. The Advisor does not intend to hedge the portfolio against, or otherwise take defensive positions with respect to, government action that may not be aligned with Democratic Policies.

For additional information about the Fund’s principal investment strategies, including the policy research and the security selection ~~process~~processes, see “Description of the Principal Strategies of the Funds.”

September 8, 2017

U.S. TAX REFORM FUND

Investment Objective

The U.S. Tax Reform Fund’s (the “Fund”) objective is to seek capital appreciation by investing in market segments that Active Weighting Advisors LLC (the “Advisor”) believes will be impacted by the enactment of changes to the U.S. Tax Code.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors purchasing Shares on a national securities exchange, national securities association or over-the-counter trading system where Shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table set forth below.

Shareholder Fees (fees paid directly from your investment):

No shareholder fees are levied by the Fund for purchases and sales made on the Secondary Market. Investments in the Fund are subject to the Annual Fund Operating Expenses, below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.85%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses (a)	[0.XX] %
Total Annual Fund Operating Expenses	0.85%
Fee Waiver and Expense Reimbursement (b)	[(0.XX)] %
Total Annual Fund Operating Expenses After Fee Waiver	0.85%

_____________

(a)	The Fund has not yet commenced ~~operation~~operations and Other Expenses are based on estimated amounts for the current fiscal year.
(b)	The Advisor has contractually agreed to waive the fees and reimburse expenses of the Fund until at least October ~~1,~~31, 2018 so that the total annual operating expenses (exclusive of interest, taxes and governmental fees, brokerage fees, commissions, acquired fund fees, dividend payments on short sales, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of a Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940) and organizational costs (“Operating Expenses”) of the Fund are limited to 0.85% of average net assets. After such date, the expense limitation may be renewed, terminated or revised by the Advisor.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

September 8, 2017

1 Year	3 Years
$ 87	$ 325

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. This rate excludes the value of portfolio securities received or delivered as a result of any in kind creations or redemptions of the Fund’s Shares. As of the date of this Prospectus, the Fund has not yet commenced operations.

Principal Investment Strategies

~~Overview~~

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its objective of capital appreciation by investing, including both long and short positions, primarily in equity securities traded in the U.S. markets. Under normal circumstances the Fund will invest at least 80% of its total assets in the securities of issuers domiciled in the U.S. The Fund’s 80% investment policy is non-fundamental and requires 60 days’ prior written notice to shareholders before it can be changed.

The Fund typically holds securities of a limited number of issuers, generally 30 to 75, and invests in issuers with a market capitalization greater than $250 million USD. The Fund may, to a limited extent, invest in equity securities traded in non-U.S. markets, including emerging market securities, as well as fixed income securities, derivatives, currencies, and commodities. The Fund will be subject to active turnover, generally on a quarterly basis, throughout market cycles based on the outlook of the Advisor~~, the investment advisor to the Fund~~. At the discretion of the Advisor, the Fund may actively add and remove positions intra-quarter based on changing market conditions.

Investment Objective Definition

The Fund takes positions in securities that are expected by ~~management~~the Advisor to appreciate in value as a result of proposed changes in U.S. tax policy and regulations that change the way taxable income is currently calculated and/or the tax rate at which taxable income is taxed (“Tax Reform Themes”), regardless of whether the change increases or decreases the tax burden on individuals or issuers domiciled in the U.S. The Advisor defines Tax Reform Themes as bills, rules, or regulations that change:

•	~~The~~the tax rate at which a corporation’s or individual’s income is taxed;
•	~~The~~the method under which a U.S. company’s international income is taxed in or repatriated to the U.S.;
•	~~The~~the amount of import or export taxes or tariffs levied in the U.S. on products from an industry or foreign country; ~~or~~and
•	~~The~~the current Internal Revenue Code, primarily relating to the use of tax credits and expense categories allowed as deductions.

~~Research Process~~

The Advisor will, based on its discretionary analysis, identify themes it views as Tax Reform Themes. At any given time, the Advisor generally identifies 4-10 Tax Reform Themes for consideration in

September 8, 2017

constructing the Fund’s portfolio. ~~The Advisor expects to review, among other things:~~

~~•~~	~~Drafts of tax reform proposals issued by legislative or executive U.S. government branches;~~
~~•~~	~~Press releases issued by legislative or executive U.S. government branches or outside organizations such as think tanks and foundations; and~~
~~•~~	~~Pending legislation introduced in the House of Representatives or Senate.~~

~~If multiple competing versions of tax reform exist, the Fund is constructed in accordance with the proposal or bill the Advisor believes possesses the highest probability of being enacted. The Advisor will, based on its discretionary analysis, consider the expected timeline of introducing, debating, and voting on the proposal as well as the ability of the party putting forth the proposal to implement tax reform.~~

Security Selection Process

In its fundamental research and proprietary security selection process, the Advisor searches for sectors and issuers that it views as directly exposed to Tax Reform Themes. The Advisor’s research and analysis leverages insights from diverse sources, including external research, to develop and refine its investment themes and capture trends that have implications for individual issuers or entire sectors. During this fundamental research process, the Advisor screens for issuers that have the potential to either experience significant multi-year earnings growth or significant business model disruption due to Tax Reform Themes. This process requires the Advisor to review each sector and/or issuer’s fundamental characteristics.

The Fund initiates long positions in the securities of issuers (or sectors) that the Advisor believes will appreciate in value as a result of the implementation of such Tax Reform Themes and short positions in the securities of issuers (or sectors) that the Advisor believes will depreciate in value as a result of the implementation of such Tax Reform Themes.

The weight of each security within the portfolio will be rebalanced quarterly. As of each quarterly rebalance date, ~~all securities will be equally weighted~~each security within the portfolio will be weighted equally regardless of its market capitalization or other fundamental characteristics.

In determining whether to exit an investment position of the Fund, the Advisor uses the same type of analysis it uses in initiating a position by purchasing or shorting a security. The Advisor continuously reviews each security for exposure to its associated Tax Reform Theme. If a security, based on the Advisor’s discretionary analysis, is determined to no longer be exposed to its associated Tax Reform Theme or if the investment position has appreciated in value as compared to the Advisor’s expectations, the Fund will exit the investment position by selling the security or covering the short, as applicable. Additionally, if the Advisor removes a Tax Reform Theme from consideration in constructing the portfolio, the investment positions relating to such theme will be exited.

In addition to equities, the Fund may invest in fixed income securities. The Fund may utilize, to a limited extent, futures contracts, swap contracts and option contracts to obtain or hedge exposure to any security selected as part of its investment process. The Fund may also invest in commodities positions through exposure obtained through futures contracts, swap contracts, option contracts or exchange-traded vehicles (including ETFs, ETNs and exchange-traded commodities).

The Fund will be constructed and managed in accordance with the Advisor’s current views of Tax Reform Themes. The failure of the U.S. government to take positive action on Tax Reform Themes may negatively impact the Fund’s portfolio. The Advisor does not intend to hedge the portfolio against, or

September 8, 2017

otherwise take defensive positions with respect to, government failure to take positive action on Tax Reform Themes.

For additional information about the Fund’s principal investment strategies, including the thematic research and the ~~Selection Process~~security selection processes, see “Description of the Principal Strategies of the Funds.”

September 8, 2017

EUROPEAN UNION BREAKUP FUND

Investment Objective

The European Union Breakup Fund’s (the “Fund”) investment objective is to seek capital appreciation by investing in market segments that Active Weighting Advisors LLC (the “Advisor”) believes will be impacted by European Union member countries abandoning the euro currency or withdrawing from the European Union.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors purchasing Shares on a national securities exchange, national securities association or over-the-counter trading system where Shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table set forth below.

Shareholder Fees (fees paid directly from your investment):

No shareholder fees are levied by the Fund for purchases and sales made on the Secondary Market. Investments in the Fund are subject to the Annual Fund Operating Expenses, below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.85%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses (a)	[0.XX] %
Total Annual Fund Operating Expenses	0.85%
Fee Waiver and Expense Reimbursement (b)	[(0.XX)] %
Total Annual Fund Operating Expenses After Fee Waiver	0.85%

_____________

(a)	The Fund has not yet commenced ~~operation~~operations and Other Expenses are based on estimated amounts for the current fiscal year.
(b)	The Advisor has contractually agreed to waive the fees and reimburse expenses of the Fund until at least October ~~1,~~31, 2018 so that the total annual operating expenses (exclusive of interest, taxes and governmental fees, brokerage fees, commissions, acquired fund fees, dividend payments on short sales, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of a Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940) and organizational costs (“Operating Expenses”) of the Fund are limited to 0.85% of average net assets. After such date, the expense limitation may be renewed, terminated or revised by the Advisor.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs

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would be:

1 Year	3 Years
$ 87	$ 325

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. This rate excludes the value of portfolio securities received or delivered as a result of any in kind creations or redemptions of the Fund’s Shares. As of the date of this Prospectus, the Fund has not yet commenced operations.

Principal Investment Strategies

~~Overview~~

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its objective of capital appreciation by investing, including both long and short positions, primarily in equity securities traded in European markets, derivatives, currencies, and commodities. Under normal circumstances the Fund will invest at least 80% of its total assets in the securities of issuers domiciled in E.U. Members. The Fund’s 80% investment policy is non-fundamental and requires 60 days’ prior written notice to shareholders before it can be changed.

For purposes of the 80% test, the Advisor defines “E.U. Members” as the 28 member states as of the end of August 1, 2017. The 28 member states at such time were Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, and the United Kingdom.

The Fund typically holds a limited number of securities, generally 50 to 100, and invests in issuers with a market capitalization greater than $250 million USD. The Fund may invest in depositary receipts (such as American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”)). The Fund may also invest in issuers domiciled in non-E.U. Members, although such investments ~~may~~will not count toward the Fund’s 80% test. The Fund will be subject to active turnover, generally on a quarterly basis, throughout market cycles based on the outlook of the Advisor~~, the investment advisor to the Fund~~. At the discretion of the Advisor, the Fund may actively add and remove positions intra-quarter based on changing market conditions.

Investment Objective Definitions

The Fund takes positions in securities that are expected by ~~management~~the Advisor to appreciate in value as a result of changes to the structure of the Economic and Monetary Union of the European Union (the “E.U.”) that represent a move toward a breakup of the E.U. (“E.U. Breakup Themes”). The Advisor identifies E.U. Breakup Themes as actions that reduce engagement with the E.U. as a central authority or decrease control over E.U. Members from the E.U. Parliament. The Advisor considers~~, including, but~~ activities moving toward a breakup of the E.U. to include, but are not limited to, the following actions ~~to constitute activities moving toward a breakup of the E.U.~~by an E.U. Member:

September 8, 2017

•	~~Countries~~ electing politicians who campaign on a platform or advocate for leaving, in whole or in part, the E.U.;
•	~~Countries~~ holding binding or non-binding referenda to determine whether or not to leave the E.U.; and
•	~~E.U. Member governments~~ passing legislation or adopting rules, regulations or executive actions that are specifically designed to decrease engagement with or control by E.U. Parliament and E.U. agencies and authorities.

Such actions are collectively referred to herein as “E.U. Exit Actions”. E.U. Exit Actions include both prior and future actions taken by, or expected to be considered by, an E.U. Member.

The Advisor considers an E.U. Member to leave the E.U. if the Member withdraws from the euro currency or withdraws from the E.U. system in its entirety. An E.U. Member may partially leave the E.U. by withdrawing from the euro currency and returning to its historical currency and/or decreasing involvement with E.U. agencies while remaining a member of the E.U. system. An E.U. Member may fully leave the E.U. by withdrawing from the common currency and discontinuing its membership within the E.U. system.

There is no pre-determined timeline or event that would be considered a breakup of the E.U. Instead, the Advisor views the potential breakup of the E.U. as a series of events, including the E.U. Exit Actions mentioned above, increasing the probability of a breakup of either the common euro currency or union as a whole.

~~Research Process~~

~~The Advisor begins the process by researching each E.U. Member’s exposure to E.U. Breakup Themes. The Advisor utilizes this step to model how a E.U. Member’s capital markets, currency and trade flows are impacted by E.U. Breakup Themes. The Advisor reviews, including, but not limited to, the following E.U. Member country fundamentals:~~

~~•~~	~~Relative trade flows, including trade surpluses and deficits, between individual countries,~~
~~•~~	~~Population demographics of each E.U. Member,~~
~~•~~	~~Economic indicators of E.U. Members, including Gross Domestic Product, unemployment rate, and government debt, relative to other E.U. Members, and~~
~~•~~	~~Primary imports and exports of each E.U. Member.~~

~~Such fundamentals and their respective economic or capital market effects on each Member are referred to as “E.U. Member Impacts”.~~

~~The Advisor will, based on its discretionary analysis, identify themes it views as E.U. Breakup Themes. At any given time, the Advisor generally identifies 4-10 E.U. Breakup Themes for consideration in the construction of the Fund’s portfolio. The themes may include a combination of E.U. Exit Actions and/or E.U. Member Impacts.~~

The Advisor will, based on its discretionary analysis, identify themes it views as E.U. Breakup Themes. At any given time, the Advisor generally identifies 4-10 E.U. Breakup Themes for consideration in the construction of the Fund’s portfolio.

Security Selection Process

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The security selection process incorporates the Advisor’s proprietary research model. The Advisor’s research and analysis leverages insights from diverse sources, including external research, to develop and refine its investment themes and capture trends that have implications for individual issuers or entire sectors. During this fundamental research process, the Advisor screens for sectors and issuers that have the potential to either experience significant multi-year earnings growth or significant business model disruption as a result of E.U. Breakup Themes. This process requires the Advisor to review each E.U. Member, sector and/or issuer’s fundamental characteristics.

The Advisor initiates long positions in the securities of issuers (or sectors) that the Advisor believes will appreciate in value as a result of the realization of such E.U. Breakup Themes and short positions in the securities of issuers (or sectors) that the Advisor believes will depreciate in value as a result of the implementation of such E.U. Breakup Themes.

The weight of each security within the portfolio will be rebalanced quarterly. As of each quarterly rebalance date, each security within the portfolio will be weighted equally regardless of its market capitalization or other fundamental characteristics.

In determining whether to exit an investment position of the Fund, the Advisor uses the same type of analysis it uses in initiating a position by purchasing or shorting a security. The Advisor continuously reviews each security for exposure to its associated E.U. Breakup Theme. If a security, based on the Advisor’s discretionary analysis, is determined to no longer be exposed to its associated E.U. Breakup Theme or if the investment position has appreciated in value as compared to the Advisor’s expectations, the Fund will exit the investment position by selling the security or covering the short, as applicable. Additionally, if the Advisor removes a E.U. Breakup Theme from consideration in constructing the portfolio, the investment positions relating to such theme will be exited.

The Fund “hedges” against fluctuations in the relative value of the euro currency against the U.S. dollar. The Fund is designed to have higher returns than an equivalent un-hedged investment when the U.S. dollar is going up in value relative to the euro. The Advisor applies an applicable published one-month currency forward rate to the total equity exposure of each country in the Fund to hedge against fluctuations in the relative value of the euro currency against the U.S. dollar. If a country that had previously adopted the euro currency as its official currency were to revert back to its local currency, the Fund would be hedged in such local currency as soon as practicable after forward rates become available for such currency.

Forward currency contracts or futures contracts are used to offset the Fund’s exposure to the euro. The amount of forward contracts and futures contracts in the Fund is based on the aggregate exposure of the Fund to the euro. While this approach is designed to minimize the impact of currency fluctuations on Fund returns, it does not necessarily eliminate exposure to all currency fluctuations. The return of the forward currency contracts and currency futures contracts may not perfectly offset the actual fluctuations of the euro currency relative to the U.S. dollar.

The Fund may utilize futures contracts, swap contracts and option contracts to obtain or hedge exposure to any security selected as part of its investment process. The Fund may enter into credit default swaps relating to specific E.U. Members and/or issuers selected as part of its investment process. The Fund may also invest in commodities positions through exposure obtained through futures contracts, swap contracts, option contracts or exchange-traded vehicles (including ETFs, ETNs and exchange-traded commodities).

The Fund will be constructed and managed in accordance with the Advisor’s current views of E.U. Breakup Themes. Changing E.U. structure that is not aligned with E.U. Breakup Themes may negatively

September 8, 2017

impact the Fund’s portfolio. The Advisor does not intend to hedge the portfolio against, or otherwise take defensive positions with respect to, E.U. structural changes that may not be aligned with E.U. Breakup Themes.

For additional information about the Fund’s principal investment strategies, including the thematic research and the ~~Selection Process~~security selection processes, see “Description of the Principal Strategies of the Funds.”

September 8, 2017

DESCRIPTION OF THE PRINCIPAL STRATEGIES OF THE FUNDS

Unless otherwise noted, the following Principal Investment Strategies are used by each of the Funds.

The types of equity securities in which the Funds will generally invest include common stocks, preferred stocks, rights, warrants, convertibles, ETFs and master limited partnerships (businesses organized as partnerships which trade on public exchanges). The Funds may also invest in ADRs, GDRs and EDRs. The types of debt securities in which the Funds will generally invest include corporate debt securities, U.S. Government securities, foreign sovereign debt securities, U.S. Government agency securities, high-yield bonds (also known as “junk bonds”), ETPs, mortgage-backed securities and variable and floating rate securities. An ETN is an unsecured debt security that trades on an established exchange. Its underlying value is determined by reference to an index, commodity, interest rate or other objectively determined reference. Each Fund may invest in debt securities of all maturities, from less than one year up to thirty years, depending on the portfolio manager’s assessment of the risks and opportunities along the yield curve. (The yield curve refers to differences in yield among debt assets of varying maturities.) Each Fund may engage in short selling in accordance with its objectives.

~~The Advisor primarily uses fundamental analysis, with targeted quantitative analysis, to select the individual securities to be included in the portfolio. The specified models employed by the Advisor in managing the portfolio of each Fund are further discussed in the respective summary section for each such Fund.~~

Each Fund may invest without limitation in securities of foreign issuers, including the securities of issuers located in emerging markets. These investments will typically be direct investments in the company on the respective foreign exchange or through ADRs, GDRs or EDRs. ADRs, GDRs and EDRs are typically issued by a financial institution (“Depository”) and evidence ownership interests in a security or a pool of underlying securities that have been deposited with the Depository. Notwithstanding the foregoing, under normal circumstances the U.S. Tax Reform Fund will invest at least 80% of its total assets in the securities of issuers domiciled in the U.S. and the European Breakup Fund will invest at least 80% of its total assets in the securities of issuers domiciled in ~~the~~ E.U. Members.. The U.S. Tax Reform Fund and European Breakup Fund’s respective 80% investment policy are non-fundamental and each requires 60 days’ prior written notice to shareholders before it can be changed.

~~When choosing investment markets, Fund management considers various factors, including the thematic concern for the applicable Fund, as well as general economic and political conditions, potential for economic growth and possible changes in currency exchange rates. In selecting investments, a Fund mainly will seek securities that Fund management believes are expected to appreciate in value, with a particular emphasis on the thematic considerations of the Fund.~~

~~The Fund generally will seek diversification across markets, industries and issuers as one of its strategies to reduce volatility. However, the Fund may concentrate the securities by industry or geographic location based on the Fund management outlook. The Fund has no geographic limits on where it may invest.~~

~~While many investment managers attempt to perform well relative to a fluctuating market index or benchmark, and other investment managers generally seek capital appreciation, the investment approach used for each Fund by the Advisor attempts to select a portfolio that is expected to experience capital appreciate and deliver returns based upon a selected thematic approach. The Republican Policies Fund selects securities that are expected to benefit from (or shorts securities that are expected to experience disruption as a result of) the U.S. government governing in accordance with Republican Policies. The Democratic Policies Fund selects securities that are expected to benefit from (or shorts securities that are~~

September 8, 2017

~~expected to experience disruption as a result of) the U.S. government governing in accordance with Democratic Policies. The U.S. Tax Reform Fund selects securities that are expected to benefit from (or shorts securities that are expected to experience disruption as a result of) the U.S. government advancing then current Tax Reform Themes. The European Breakup Fund selects securities that are expected to benefit from (or shorts securities that are expected to experience disruption as a result of) changes in the E.U. market structure that result from member state withdrawals from the union or the euro currency, or related changes in the status of the E.U. Each Fund is not designed to hedge against its selected thematic approach; a Fund’s portfolio is expected to underperform to the extent that its thematic approach is not realized.~~

~~Each Fund uses quantitative computer screening of fundamental stock information to evaluate domestic and foreign securities in an attempt to find the most attractive opportunities worldwide. Each Fund adds qualifying securities using available cash within the parameters of such Fund’s target allocations. This systematic process of identifying, evaluating, and purchasing securities constitutes the Advisor’s buying discipline for each Fund.~~

~~The U.S. Tax Reform Fund will invest at least 80% of its net assets in the securities of issuers domiciled in the United States. The European Union Breakup Fund will invest at least 80% of its net assets in the securities of issuers domiciled in the Members of the E.U..~~

For each Fund, derivatives may comprise up to 20% of its portfolio, both to seek to increase the return of the Fund and to hedge (or protect) the value of its assets against adverse movements in currency exchange rates, interest rates and commodities. The Funds may seek to provide exposure to the investment returns of real assets that trade in the commodity markets through investment in commodity-linked derivative instruments and investment vehicles such as ETFs that invest exclusively in commodities and are designed to provide this exposure without direct investment in physical commodities.

Each Fund may use a variety of equity option strategies in an attempt to enhance return or to mitigate risk and volatility. Each Fund may buy call positions to leverage those long positions the Advisor believes will gain in value. Additionally, each Fund may buy put positions to leverage those short positions the Advisors believe will gain in value. Buying and selling other combinations of calls and puts with differing expiration dates and/or strike prices can be varied and used with similar objectives as single option strategies, such as to generate income and/or mitigate the risk of owing a security, but at particular price ranges, time frames, total risk exposures, or implementation costs. Options may also be used to facilitate entering into or exiting from a security with limited trading volume relative to the size of the position held or intended to be held, and may be purchased or sold to close out an existing option position of each Fund. An option on a security that is not exercised prior to its expiration becomes worthless, resulting in a gain to the option seller equal to the amount of the option premium received, and a loss to the option buyer equal to the amount of the option premium paid. Options on indices may be used to enhance return and/or mitigate the risk to the value of a Fund’s share price due to market movements. Option strategies incur transaction costs, which affect their after-cost effectiveness.

ETFs may be used to provide access to various debt markets, commodities, and hedging or other strategies. ETFs may also be used for exposure to domestic and international equities classified by company size, growth or value characteristics, country or region, and industry groups.

To the extent ~~the~~a Fund makes investments that are regulated by the Commodities Futures Trading Commission, it intends to do so in accordance with Rule 4.5 under the Commodity Exchange Act (“CEA”). The Advisor has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” in accordance with Rule 4.5 and is therefore not subject to registration as a commodity pool operator under the CEA.

September 8, 2017

The Advisor primarily uses fundamental analysis, with targeted quantitative analysis, to select the individual securities to be included in the portfolio. The specified models employed by the Advisor in managing the portfolio of each Fund are further discussed in the respective summary section for each such Fund, and below.

When choosing investment markets, Fund management considers various factors, including the thematic concern for the applicable Fund, as well as general economic and political conditions, potential for economic growth and possible changes in currency exchange rates. In selecting investments, a Fund mainly will seek securities that Fund management believes are expected to appreciate in value, with a particular emphasis on the thematic considerations of the Fund.

The Fund generally will seek diversification across markets, industries and issuers as one of its strategies to reduce volatility. However, the Fund may concentrate the securities by industry or geographic location based on the Fund management outlook. The Fund has no geographic limits on where it may invest.

While many investment managers attempt to perform well relative to a fluctuating market index or benchmark, and other investment managers generally seek capital appreciation, the investment approach used for each Fund by the Advisor attempts to select a portfolio that is expected to experience capital appreciate and deliver returns based upon a selected thematic approach. The Republican Policies Fund selects securities that are expected to be impacted by the enactment of Republican Policies. The Democratic Policies Fund selects securities that are expected to be impacted by the enactment of Democratic Policies. The U.S. Tax Reform Fund selects securities that are expected to be impacted by the enactment of changes to the U.S. Tax Code. The European Breakup Fund selects securities that are expected to be impacted by European Union member countries abandoning the euro currency or withdrawing from the E.U.

Research Process for the Republican Policies Fund and Democratic Policies Fund

The Advisor will, based on its discretionary analysis, identify policies it views as priorities for the Republican party and Democratic party, as applicable. The Advisor reviews press releases, official party statements, and legislative analysis reports of Republican and Democratic House and Senate legislative groups. The Advisor also considers the legislative agendas of think tanks, foundations, and outside committees that self-identify as focused on Republican Policies or Democratic Policies, as applicable. For Republican Policies, these groups include, but are not limited to, the Republican National Committee, the Republican Study Committee, the Senate Republican Conference, The Heritage Foundation, and the Cato Institute. For Democratic Policies, these groups include, but are not limited to, the Democratic National Committee, the Democratic Study Committee, the Senate Democratic Conference, and the Center for American Progress.

The Advisor also examines legislative priorities and ideological beliefs of individual members of the Republican and Democratic parties that the Advisor identifies as key party leaders. If differences exist between key party leaders and their respective party, the Advisor generally weights policies identified at the party level more heavily than policies identified at the individual member level.

In years of presidential and legislative elections, the Advisor incorporates election platforms based on campaign speeches and candidate defined priority issues on their official election website, as well as the official platform of the Republican National Committee and the Democratic National Committee, as applicable. The Advisor, based on its discretionary analysis of the election cycle, will incorporate the policies and priorities of the leading Republican and Democratic presidential candidates.

At any given time, the Advisor generally identifies 4-10 Republican Policies for consideration in

September 8, 2017

constructing the Republican Policies Fund’s portfolio and 4-10 Democratic Policies for consideration in constructing the Democratic Policies Fund’s portfolio. In selecting Republican Policies and Democratic Policies, the Advisor considers, including, but not limited to, the following items:

•	expected timeline of introducing, debating, and voting on bills associated with a policy;
•	ability of the policy to cause securities of issuers to appreciate in value; and
•	thematic catalysts, including control of the executive, legislative, and judicial branches, and the corresponding ability of the Republican party to implement the policy.

In determining whether to remove a Republican Policy or Democratic Policy from consideration in constructing the applicable Fund’s portfolio, the Advisor uses the same type of analysis it uses in selecting such policy. The Advisor continuously reviews each Republican Policy and Democratic Policy represented within the portfolio for relevance within the current administration or party platform. If a Republican Policy or Democratic Policy, based on the Advisor’s discretionary analysis, is determined to no longer be relevant, such policy will be removed and each investment position relating to the policy will be exited.

Research Process for the U.S. Tax Reform Fund

The Advisor will, based on its discretionary analysis, identify themes it views as Tax Reform Themes. At any given time, the Advisor generally identifies 4-10 Tax Reform Themes for consideration in constructing the Fund’s portfolio. The Advisor expects to review, among other things:

•	drafts of tax reform proposals issued by legislative or executive U.S. government branches;
•	press releases issued by legislative or executive U.S. government branches or outside organizations such as think tanks and foundations; and
•	pending legislation introduced in the House of Representatives or Senate.

If multiple competing versions of tax reform exist, the Fund is constructed in accordance with the proposal or bill the Advisor believes possesses the highest probability of being enacted. The Advisor will, based on its discretionary analysis, consider the expected timeline of introducing, debating, and voting on the proposal as well as the ability of the party putting forth the proposal to implement tax reform.

In determining whether to remove a Tax Reform Theme from consideration in constructing the Fund’s portfolio, the Advisor uses the same type of analysis it uses in selecting Tax Reform Themes. The Advisor continuously reviews each Tax Reform Theme represented within the portfolio for relevance within the current tax reform debate. If a Tax Reform Theme, based on the Advisor’s discretionary analysis, is determined to no longer be relevant, such theme will be removed and each investment position relating to the theme will be exited.

Research Process for the European Union Breakup Fund

The Advisor begins the process by researching each E.U. Member’s exposure to E.U. Breakup Themes. The Advisor utilizes this step to model how a E.U. Member’s capital markets, currency and trade flows are impacted by E.U. Breakup Themes. The Advisor reviews, including, but not limited to, the following E.U. Member country fundamentals:

•	relative trade flows, including trade surpluses and deficits, between individual countries,
•	population demographics of each E.U. Member,
•	economic indicators of E.U. Members, including Gross Domestic Product, unemployment rate, and government debt, relative to other E.U. Members, and

September 8, 2017

•	primary imports and exports of each E.U. Member.

Such fundamentals and their respective economic or capital market effects on each Member are referred to as “E.U. Member Impacts”.

The Advisor will, based on its discretionary analysis, identify themes it views as E.U. Breakup Themes. At any given time, the Advisor generally identifies 4-10 E.U. Breakup Themes for consideration in the construction of the Fund’s portfolio. The themes may include a combination of E.U. Exit Actions and/or E.U. Member Impacts.

In determining whether to remove an E.U. Breakup Theme from consideration in constructing the Fund’s portfolio, the Advisor uses the same type of analysis it uses in selecting E.U. Breakup Themes. The Advisor continuously reviews each E.U. Breakup Theme represented within the portfolio for relevance within the current dynamics of the E.U. and its E.U. Members. If an E.U. Breakup Theme, based on the Advisor’s discretionary analysis, is determined to no longer be relevant, such theme will be removed and each investment position relating to the theme will be exited.

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Exhibit B

REPUBLICAN POLICIES FUND

Investment Objective

The Republican Policies Fund’s (the “Fund”) investment objective is to seek capital appreciation by investing in market segments that Active Weighting Advisors LLC (the “Advisor”) believes will be impacted by the enactment of Republican Policies (as defined below).

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors purchasing Shares on a national securities exchange, national securities association or over-the-counter trading system where Shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table set forth below.

Shareholder Fees (fees paid directly from your investment):

No shareholder fees are levied by the Fund for purchases and sales made on the Secondary Market. Investments in the Fund are subject to the Annual Fund Operating Expenses, below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses (a)	[0.XX] %
Total Annual Fund Operating Expenses	0.75%
Fee Waiver and Expense Reimbursement (b)	[(0.XX)] %
Total Annual Fund Operating Expenses After Fee Waiver	0.75%

_____________

(a)	The Fund has not yet commenced operations and Other Expenses are based on estimated amounts for the current fiscal year.
(b)	The Advisor has contractually agreed to waive the fees and reimburse expenses of the Fund until at least October 31, 2018 so that the total annual operating expenses (exclusive of interest, taxes and governmental fees, brokerage fees, commissions, acquired fund fees, dividend payments on short sales, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of a Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940) and organizational costs (“Operating Expenses”) of the Fund are limited to 0.75% of average net assets. After such date, the expense limitation may be renewed, terminated or revised by the Advisor.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at

September 8, 2017

current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$ 77	$ 240

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. This rate excludes the value of portfolio securities received or delivered as a result of any in kind creations or redemptions of the Fund’s Shares. As of the date of this Prospectus, the Fund has not yet commenced operations.

Principal Investment Strategies

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its objective by investing, including both long and short positions, primarily in equity securities traded in U.S. markets.

The Fund typically holds equity securities of a limited number of issuers, generally 30 to 75, and invests in issuers with a market capitalization greater than $250 million USD. The Fund may, to a limited extent, invest in equity securities traded in non-U.S. markets, including emerging market equity securities, as well as fixed income securities, derivatives, currencies, and commodities. The Fund will be subject to active turnover, generally on a quarterly basis, throughout market cycles based on the outlook of the Advisor. At the discretion of the Advisor, the Fund may actively add and remove positions intra-quarter based on changing market conditions.

Investment Objective Definition

The Fund takes positions in securities that are expected by the Advisor to appreciate in value as a result of U.S. government actions that reflect Republican Policies identified by the Advisor. The Advisor defines, based upon its discretionary analysis, the beliefs, party platforms, and executive and legislative priorities of the Republican party as “Republican Policies.” The Advisor incorporates both the federal and state levels of government in its analysis of the Republican party, with the primary focus being on the federal level of government.

The Advisor considers a policy to be a legislative action, executive action, or regulatory action that changes or will change how: (1) companies operate within a specific sector; (2) individuals interact with companies, the government, or each other; and/or (3) companies and individuals are regulated and supervised by U.S. government agencies. As of the date of this Prospectus, examples of Republican Policies include, but are not limited to, bills, regulations, and/or governmental guidelines that:

•	decrease the regulatory requirements of companies operating within the Financials sector;
•	increase the amount of the U.S. government budget allocated to the Aerospace and Defense industry;
•	reduce the regulatory requirements associated with or provide incentives related to the drilling and production functions of the Energy sector in order to promote U.S. energy independence;
•	strengthen or enforce immigration laws, such as restricting the number of available immigrant visas or increasing the legal consequences for individuals violating immigration laws; and
•	decrease the U.S corporate income tax rate.

September 8, 2017

The Advisor will, based on its discretionary analysis, identify policies it views as priorities for the Republican party. At any given time, the Advisor generally identifies 4-10 Republican Policies for consideration in constructing the Fund’s portfolio. The Republican Policies selected for consideration may, but are not required to include the above examples.

Security Selection Process

In its fundamental research and proprietary security selection process, the Advisor searches for sectors and issuers that it views as directly exposed to Republican Policies. The Advisor’s research and analysis leverages insights from diverse sources, including external research, to capture trends that have implications for individual issuers or entire sectors. During this fundamental research process, the Advisor screens for issuers that have the potential to either experience significant multi-year earnings growth or significant business model disruption. This process requires the Advisor to review each sector and/or company’s fundamental characteristics.

In respect of government action reflecting Republican Policies, the Fund initiates long positions in the securities of issuers (or sectors) that the Advisor believes will appreciate in value as a result of the implementation of such Republican Policies and short positions in the securities of issuers (or sectors) that the Advisor believes will depreciate in value as a result of the implementation of such Republican Policies.

The weight of each security within the portfolio will be rebalanced quarterly. As of each quarterly rebalance date, each security within the portfolio will be weighted equally regardless of its market capitalization or other fundamental characteristics.

In determining whether to exit an investment position of the Fund, the Advisor uses the same type of analysis it uses in initiating a position by purchasing or shorting a security. The Advisor continuously reviews each security for exposure to its associated Republican Policy. If a security, based on the Advisor’s discretionary analysis, is determined to no longer be exposed to its associated Republican Policy or if the investment position has appreciated in value as compared to the Advisor’s expectations, the Fund will exit the investment position by selling the security or covering the short, as applicable. Additionally, if the Advisor removes a Republican Policy from consideration in constructing the portfolio, the investment positions relating to such policy will be exited.

In addition to equities, the Fund may invest in fixed income securities. The Fund may utilize, to a limited extent, futures contracts, swap contracts and option contracts to obtain or hedge exposure to any security selected as part of its investment process. The Fund may also invest, to a limited extent, in commodities positions through exposure obtained through futures contracts, swap contracts, option contracts or exchange-traded vehicles (including ETFs, ETNs and exchange-traded commodities).

The Fund will be constructed and managed in accordance with the Advisor's current views of Republican party priorities. Government action that is not aligned with Republican Policies may negatively impact the Fund’s portfolio. The Advisor does not intend to hedge the portfolio against, or otherwise take defensive positions with respect to, government action that may not be aligned with Republican Policies.

For additional information about the Fund’s principal investment strategies, including the policy research and the security selection processes, see “Description of the Principal Strategies of the Funds.”

September 8, 2017

DEMOCRATIC POLICIES FUND

Investment Objective

The Democratic Policies Fund’s (the “Fund”) investment objective is to seek capital appreciation by investing in market segments that Active Weighting Advisors LLC (the “Advisor”) believes will be impacted by the enactment of Democratic Policies (as defined below).

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors purchasing Shares on a national securities exchange, national securities association or over-the-counter trading system where Shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table set forth below.

Shareholder Fees (fees paid directly from your investment):

No shareholder fees are levied by the Fund for purchases and sales made on the Secondary Market. Investments in the Fund are subject to the Annual Fund Operating Expenses, below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses (a)	[0.XX] %
Total Annual Fund Operating Expenses	0.75%
Fee Waiver and Expense Reimbursement (b)	[(0.XX)] %
Total Annual Fund Operating Expenses After Fee Waiver	0.75%

_____________

(a)	The Fund has not yet commenced operations and Other Expenses are based on estimated amounts for the current fiscal year.
(b)	The Advisor has contractually agreed to waive the fees and reimburse expenses of the Fund until at least October 31, 2018 so that the total annual operating expenses (exclusive of interest, taxes and governmental fees, brokerage fees, commissions, acquired fund fees, dividend payments on short sales, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of a Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940) and organizational costs (“Operating Expenses”) of the Fund are limited to 0.75% of average net assets. After such date, the expense limitation may be renewed, terminated or revised by the Advisor.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

September 8, 2017

1 Year	3 Years
$ 77	$ 240

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. This rate excludes the value of portfolio securities received or delivered as a result of any in kind creations or redemptions of the Fund’s Shares. As of the date of this Prospectus, the Fund has not yet commenced operations.

Principal Investment Strategies

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its objective by investing, including both long and short positions, primarily in equity securities traded in U.S. markets.

The Fund typically holds equity securities of a limited number of issuers, generally 30 to 75, and invests in issuers with a market capitalization greater than $250 million USD. The Fund may, to a limited extent, invest in equity securities traded in non-U.S. markets, including emerging market equity securities, as well as fixed income securities, derivatives, currencies, and commodities. The Fund will be subject to active turnover, generally on a quarterly basis, throughout market cycles based on the outlook of the Advisor. At the discretion of the Advisor, the Fund may actively add and remove positions intra-quarter based on changing market conditions.

Investment Objective Definition

The Fund takes positions in securities that are expected by the Advisor to appreciate in value as a result of U.S. government actions that reflect Democratic Policies identified by the Advisor. The Advisor defines, based upon its discretionary analysis, the beliefs, party platforms, and executive and legislative priorities of the Democratic party as “Democratic Policies.” The Advisor incorporates both the federal and state levels of government in its analysis of the Democratic party, with the primary focus being on the federal level of government.

The Advisor considers a policy to be a legislative action, executive action, or regulatory action that changes or will change how: (1) companies operate within a specific sector; (2) individuals interact with companies, the government, or each other; and/or (3) companies and individuals are regulated and supervised by U.S. government agencies. As of the date of this Prospectus, examples of Democratic Policies include, but are not limited to, bills, regulations, and/or governmental guidelines that:

•	increase the opportunity of immigrants to obtain visas or attain U.S. citizenship;
•	increase the ability of individuals to attend higher education programs;
•	are expected to result in an increase in the wages and incomes of U.S. workers, such as increases in minimum wage rates;
•	reduce the regulatory requirements associated with or provide incentives related to clean and renewable energy and environmental protections;
•	implement a progressive tax system in the U.S.; and
•	introduce a single payer health care system or increase the ability of individuals to obtain health insurance.

September 8, 2017

The Advisor will, based on its discretionary analysis, identify policies it views as priorities for the Democratic party. At any given time, the Advisor generally identifies 4-10 Democratic Policies for consideration in constructing the Fund’s portfolio. The Democratic Policies selected for consideration may, but are not required to include the above examples.

Security Selection Process

In its fundamental research and proprietary security selection process, the Advisor searches for sectors and issuers that it views as directly exposed to Democratic Policies. The Advisor’s research and analysis leverages insights from diverse sources, including external research, to capture trends that have implications for individual issuers or entire sectors. During this fundamental research process, the Advisor screens for issuers that have the potential to either experience significant multi-year earnings growth or significant business model disruption. This process requires the Advisor to review each sector and/or company’s fundamental characteristics.

In respect of government action reflecting Democratic Policies, the Fund initiates long positions in the securities of issuers (or sectors) that the Advisor believes will appreciate in value as a result of the implementation of such Democratic Policies and short positions in the securities of issuers (or sectors) that the Advisor believes will depreciate in value as a result of the implementation of such Democratic Policies.

The weight of each security within the portfolio will be rebalanced quarterly. As of each quarterly rebalance date, each security within the portfolio will be weighted equally regardless of its market capitalization or other fundamental characteristics.

In determining whether to exit an investment position of the Fund, the Advisor uses the same type of analysis it uses in initiating a position by purchasing or shorting a security. The Advisor continuously reviews each security for exposure to its associated Democratic Policy. If a security, based on the Advisor’s discretionary analysis, is determined to no longer be exposed to its associated Democratic Policy or if the investment position has appreciated in value as compared to the Advisor’s expectations, the Fund will exit the investment position by selling the security or covering the short, as applicable. Additionally, if the Advisor removes a Democratic Policy from consideration in constructing the portfolio, the investment positions relating to such policy will be exited.

In addition to equities, the Fund may invest in fixed income securities. The Fund may utilize, to a limited extent, futures contracts, swap contracts and option contracts to obtain or hedge exposure to any security selected as part of its investment process. The Fund may also invest, to a limited extent, in commodities positions through exposure obtained through futures contracts, swap contracts, option contracts or exchange-traded vehicles (including ETFs, ETNs and exchange-traded commodities).

The Fund will be constructed and managed in accordance with the Advisor's current views of Democratic party priorities. Government action that is not aligned with Democratic Policies may negatively impact the Fund’s portfolio. The Advisor does not intend to hedge the portfolio against, or otherwise take defensive positions with respect to, government action that may not be aligned with Democratic Policies.

For additional information about the Fund’s principal investment strategies, including the policy research and the security selection processes, see “Description of the Principal Strategies of the Funds.”

September 8, 2017

U.S. TAX REFORM FUND

Investment Objective

The U.S. Tax Reform Fund’s (the “Fund”) objective is to seek capital appreciation by investing in market segments that Active Weighting Advisors LLC (the “Advisor”) believes will be impacted by the enactment of changes to the U.S. Tax Code.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors purchasing Shares on a national securities exchange, national securities association or over-the-counter trading system where Shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table set forth below.

Shareholder Fees (fees paid directly from your investment):

No shareholder fees are levied by the Fund for purchases and sales made on the Secondary Market. Investments in the Fund are subject to the Annual Fund Operating Expenses, below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.85%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses (a)	[0.XX] %
Total Annual Fund Operating Expenses	0.85%
Fee Waiver and Expense Reimbursement (b)	[(0.XX)] %
Total Annual Fund Operating Expenses After Fee Waiver	0.85%

_____________

(a)	The Fund has not yet commenced operations and Other Expenses are based on estimated amounts for the current fiscal year.
(b)	The Advisor has contractually agreed to waive the fees and reimburse expenses of the Fund until at least October 31, 2018 so that the total annual operating expenses (exclusive of interest, taxes and governmental fees, brokerage fees, commissions, acquired fund fees, dividend payments on short sales, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of a Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940) and organizational costs (“Operating Expenses”) of the Fund are limited to 0.85% of average net assets. After such date, the expense limitation may be renewed, terminated or revised by the Advisor.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

September 8, 2017

1 Year	3 Years
$ 87	$ 325

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. This rate excludes the value of portfolio securities received or delivered as a result of any in kind creations or redemptions of the Fund’s Shares. As of the date of this Prospectus, the Fund has not yet commenced operations.

Principal Investment Strategies

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its objective of capital appreciation by investing, including both long and short positions, primarily in equity securities traded in the U.S. markets. Under normal circumstances the Fund will invest at least 80% of its total assets in the securities of issuers domiciled in the U.S. The Fund’s 80% investment policy is non-fundamental and requires 60 days’ prior written notice to shareholders before it can be changed.

The Fund typically holds securities of a limited number of issuers, generally 30 to 75, and invests in issuers with a market capitalization greater than $250 million USD. The Fund may, to a limited extent, invest in equity securities traded in non-U.S. markets, including emerging market securities, as well as fixed income securities, derivatives, currencies, and commodities. The Fund will be subject to active turnover, generally on a quarterly basis, throughout market cycles based on the outlook of the Advisor. At the discretion of the Advisor, the Fund may actively add and remove positions intra-quarter based on changing market conditions.

Investment Objective Definition

The Fund takes positions in securities that are expected by the Advisor to appreciate in value as a result of proposed changes in U.S. tax policy and regulations that change the way taxable income is currently calculated and/or the tax rate at which taxable income is taxed (“Tax Reform Themes”), regardless of whether the change increases or decreases the tax burden on individuals or issuers domiciled in the U.S. The Advisor defines Tax Reform Themes as bills, rules, or regulations that change:

•	the tax rate at which a corporation’s or individual’s income is taxed;
•	the method under which a U.S. company’s international income is taxed in or repatriated to the U.S.;
•	the amount of import or export taxes or tariffs levied in the U.S. on products from an industry or foreign country; and
•	the current Internal Revenue Code, primarily relating to the use of tax credits and expense categories allowed as deductions.

The Advisor will, based on its discretionary analysis, identify themes it views as Tax Reform Themes. At any given time, the Advisor generally identifies 4-10 Tax Reform Themes for consideration in constructing the Fund’s portfolio.

Security Selection Process

In its fundamental research and proprietary security selection process, the Advisor searches for

September 8, 2017

sectors and issuers that it views as directly exposed to Tax Reform Themes. The Advisor’s research and analysis leverages insights from diverse sources, including external research, to develop and refine its investment themes and capture trends that have implications for individual issuers or entire sectors. During this fundamental research process, the Advisor screens for issuers that have the potential to either experience significant multi-year earnings growth or significant business model disruption due to Tax Reform Themes. This process requires the Advisor to review each sector and/or issuer’s fundamental characteristics.

The Fund initiates long positions in the securities of issuers (or sectors) that the Advisor believes will appreciate in value as a result of the implementation of such Tax Reform Themes and short positions in the securities of issuers (or sectors) that the Advisor believes will depreciate in value as a result of the implementation of such Tax Reform Themes.

The weight of each security within the portfolio will be rebalanced quarterly. As of each quarterly rebalance date, each security within the portfolio will be weighted equally regardless of its market capitalization or other fundamental characteristics.

In determining whether to exit an investment position of the Fund, the Advisor uses the same type of analysis it uses in initiating a position by purchasing or shorting a security. The Advisor continuously reviews each security for exposure to its associated Tax Reform Theme. If a security, based on the Advisor’s discretionary analysis, is determined to no longer be exposed to its associated Tax Reform Theme or if the investment position has appreciated in value as compared to the Advisor’s expectations, the Fund will exit the investment position by selling the security or covering the short, as applicable. Additionally, if the Advisor removes a Tax Reform Theme from consideration in constructing the portfolio, the investment positions relating to such theme will be exited.

In addition to equities, the Fund may invest in fixed income securities. The Fund may utilize, to a limited extent, futures contracts, swap contracts and option contracts to obtain or hedge exposure to any security selected as part of its investment process. The Fund may also invest in commodities positions through exposure obtained through futures contracts, swap contracts, option contracts or exchange-traded vehicles (including ETFs, ETNs and exchange-traded commodities).

The Fund will be constructed and managed in accordance with the Advisor’s current views of Tax Reform Themes. The failure of the U.S. government to take positive action on Tax Reform Themes may negatively impact the Fund’s portfolio. The Advisor does not intend to hedge the portfolio against, or otherwise take defensive positions with respect to, government failure to take positive action on Tax Reform Themes.

For additional information about the Fund’s principal investment strategies, including the thematic research and the security selection processes, see “Description of the Principal Strategies of the Funds.”

September 8, 2017

EUROPEAN UNION BREAKUP FUND

Investment Objective

The European Union Breakup Fund’s (the “Fund”) investment objective is to seek capital appreciation by investing in market segments that Active Weighting Advisors LLC (the “Advisor”) believes will be impacted by European Union member countries abandoning the euro currency or withdrawing from the European Union.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors purchasing Shares on a national securities exchange, national securities association or over-the-counter trading system where Shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table set forth below.

Shareholder Fees (fees paid directly from your investment):

No shareholder fees are levied by the Fund for purchases and sales made on the Secondary Market. Investments in the Fund are subject to the Annual Fund Operating Expenses, below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.85%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses (a)	[0.XX] %
Total Annual Fund Operating Expenses	0.85%
Fee Waiver and Expense Reimbursement (b)	[(0.XX)] %
Total Annual Fund Operating Expenses After Fee Waiver	0.85%

_____________

(a)	The Fund has not yet commenced operations and Other Expenses are based on estimated amounts for the current fiscal year.
(b)	The Advisor has contractually agreed to waive the fees and reimburse expenses of the Fund until at least October 31, 2018 so that the total annual operating expenses (exclusive of interest, taxes and governmental fees, brokerage fees, commissions, acquired fund fees, dividend payments on short sales, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of a Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940) and organizational costs (“Operating Expenses”) of the Fund are limited to 0.85% of average net assets. After such date, the expense limitation may be renewed, terminated or revised by the Advisor.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs

September 8, 2017

would be:

1 Year	3 Years
$ 87	$ 325

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. This rate excludes the value of portfolio securities received or delivered as a result of any in kind creations or redemptions of the Fund’s Shares. As of the date of this Prospectus, the Fund has not yet commenced operations.

Principal Investment Strategies

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its objective of capital appreciation by investing, including both long and short positions, primarily in equity securities traded in European markets, derivatives, currencies, and commodities. Under normal circumstances the Fund will invest at least 80% of its total assets in the securities of issuers domiciled in E.U. Members. The Fund’s 80% investment policy is non-fundamental and requires 60 days’ prior written notice to shareholders before it can be changed.

For purposes of the 80% test, the Advisor defines “E.U. Members” as the 28 member states as of the end of August 1, 2017. The 28 member states at such time were Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, and the United Kingdom.

The Fund typically holds a limited number of securities, generally 50 to 100, and invests in issuers with a market capitalization greater than $250 million USD. The Fund may invest in depositary receipts (such as American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”)). The Fund may also invest in issuers domiciled in non-E.U. Members, although such investments will not count toward the Fund’s 80% test. The Fund will be subject to active turnover, generally on a quarterly basis, throughout market cycles based on the outlook of the Advisor. At the discretion of the Advisor, the Fund may actively add and remove positions intra-quarter based on changing market conditions.

Investment Objective Definitions

The Fund takes positions in securities that are expected by the Advisor to appreciate in value as a result of changes to the structure of the Economic and Monetary Union of the European Union (the “E.U.”) that represent a move toward a breakup of the E.U. (“E.U. Breakup Themes”). The Advisor identifies E.U. Breakup Themes as actions that reduce engagement with the E.U. as a central authority or decrease control over E.U. Members from the E.U. Parliament. The Advisor considers activities moving toward a breakup of the E.U. to include, but are not limited to, the following actions by an E.U. Member:

•	electing politicians who campaign on a platform or advocate for leaving, in whole or in part, the E.U.;
•	holding binding or non-binding referenda to determine whether or not to leave the E.U.; and

September 8, 2017

•	passing legislation or adopting rules, regulations or executive actions that are specifically designed to decrease engagement with or control by E.U. Parliament and E.U. agencies and authorities.

Such actions are collectively referred to herein as “E.U. Exit Actions”. E.U. Exit Actions include both prior and future actions taken by, or expected to be considered by, an E.U. Member.

The Advisor considers an E.U. Member to leave the E.U. if the Member withdraws from the euro currency or withdraws from the E.U. system in its entirety. An E.U. Member may partially leave the E.U. by withdrawing from the euro currency and returning to its historical currency and/or decreasing involvement with E.U. agencies while remaining a member of the E.U. system. An E.U. Member may fully leave the E.U. by withdrawing from the common currency and discontinuing its membership within the E.U. system.

There is no pre-determined timeline or event that would be considered a breakup of the E.U. Instead, the Advisor views the potential breakup of the E.U. as a series of events, including the E.U. Exit Actions mentioned above, increasing the probability of a breakup of either the common euro currency or union as a whole.

The Advisor will, based on its discretionary analysis, identify themes it views as E.U. Breakup Themes. At any given time, the Advisor generally identifies 4-10 E.U. Breakup Themes for consideration in the construction of the Fund’s portfolio.

Security Selection Process

The security selection process incorporates the Advisor’s proprietary research model. The Advisor’s research and analysis leverages insights from diverse sources, including external research, to develop and refine its investment themes and capture trends that have implications for individual issuers or entire sectors. During this fundamental research process, the Advisor screens for sectors and issuers that have the potential to either experience significant multi-year earnings growth or significant business model disruption as a result of E.U. Breakup Themes. This process requires the Advisor to review each E.U. Member, sector and/or issuer’s fundamental characteristics.

The Advisor initiates long positions in the securities of issuers (or sectors) that the Advisor believes will appreciate in value as a result of the realization of such E.U. Breakup Themes and short positions in the securities of issuers (or sectors) that the Advisor believes will depreciate in value as a result of the implementation of such E.U. Breakup Themes.

The weight of each security within the portfolio will be rebalanced quarterly. As of each quarterly rebalance date, each security within the portfolio will be weighted equally regardless of its market capitalization or other fundamental characteristics.

In determining whether to exit an investment position of the Fund, the Advisor uses the same type of analysis it uses in initiating a position by purchasing or shorting a security. The Advisor continuously reviews each security for exposure to its associated E.U. Breakup Theme. If a security, based on the Advisor’s discretionary analysis, is determined to no longer be exposed to its associated E.U. Breakup Theme or if the investment position has appreciated in value as compared to the Advisor’s expectations, the Fund will exit the investment position by selling the security or covering the short, as applicable. Additionally, if the Advisor removes a E.U. Breakup Theme from consideration in constructing the portfolio, the investment positions relating to such theme will be exited.

September 8, 2017

The Fund “hedges” against fluctuations in the relative value of the euro currency against the U.S. dollar. The Fund is designed to have higher returns than an equivalent un-hedged investment when the U.S. dollar is going up in value relative to the euro. The Advisor applies an applicable published one-month currency forward rate to the total equity exposure of each country in the Fund to hedge against fluctuations in the relative value of the euro currency against the U.S. dollar. If a country that had previously adopted the euro currency as its official currency were to revert back to its local currency, the Fund would be hedged in such local currency as soon as practicable after forward rates become available for such currency.

Forward currency contracts or futures contracts are used to offset the Fund’s exposure to the euro. The amount of forward contracts and futures contracts in the Fund is based on the aggregate exposure of the Fund to the euro. While this approach is designed to minimize the impact of currency fluctuations on Fund returns, it does not necessarily eliminate exposure to all currency fluctuations. The return of the forward currency contracts and currency futures contracts may not perfectly offset the actual fluctuations of the euro currency relative to the U.S. dollar.

The Fund may utilize futures contracts, swap contracts and option contracts to obtain or hedge exposure to any security selected as part of its investment process. The Fund may enter into credit default swaps relating to specific E.U. Members and/or issuers selected as part of its investment process. The Fund may also invest in commodities positions through exposure obtained through futures contracts, swap contracts, option contracts or exchange-traded vehicles (including ETFs, ETNs and exchange-traded commodities).

The Fund will be constructed and managed in accordance with the Advisor’s current views of E.U. Breakup Themes. Changing E.U. structure that is not aligned with E.U. Breakup Themes may negatively impact the Fund’s portfolio. The Advisor does not intend to hedge the portfolio against, or otherwise take defensive positions with respect to, E.U. structural changes that may not be aligned with E.U. Breakup Themes.

For additional information about the Fund’s principal investment strategies, including the thematic research and the security selection processes, see “Description of the Principal Strategies of the Funds.”

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DESCRIPTION OF THE PRINCIPAL STRATEGIES OF THE FUNDS

Unless otherwise noted, the following Principal Investment Strategies are used by each of the Funds.

The types of equity securities in which the Funds will generally invest include common stocks, preferred stocks, rights, warrants, convertibles, ETFs and master limited partnerships (businesses organized as partnerships which trade on public exchanges). The Funds may also invest in ADRs, GDRs and EDRs. The types of debt securities in which the Funds will generally invest include corporate debt securities, U.S. Government securities, foreign sovereign debt securities, U.S. Government agency securities, high-yield bonds (also known as “junk bonds”), ETPs, mortgage-backed securities and variable and floating rate securities. An ETN is an unsecured debt security that trades on an established exchange. Its underlying value is determined by reference to an index, commodity, interest rate or other objectively determined reference. Each Fund may invest in debt securities of all maturities, from less than one year up to thirty years, depending on the portfolio manager’s assessment of the risks and opportunities along the yield curve. (The yield curve refers to differences in yield among debt assets of varying maturities.) Each Fund may engage in short selling in accordance with its objectives.

Each Fund may invest without limitation in securities of foreign issuers, including the securities of issuers located in emerging markets. These investments will typically be direct investments in the company on the respective foreign exchange or through ADRs, GDRs or EDRs. ADRs, GDRs and EDRs are typically issued by a financial institution (“Depository”) and evidence ownership interests in a security or a pool of underlying securities that have been deposited with the Depository. Notwithstanding the foregoing, under normal circumstances the U.S. Tax Reform Fund will invest at least 80% of its total assets in the securities of issuers domiciled in the U.S. and the European Breakup Fund will invest at least 80% of its total assets in the securities of issuers domiciled in E.U. Members.. The U.S. Tax Reform Fund and European Breakup Fund’s respective 80% investment policy are non-fundamental and each requires 60 days’ prior written notice to shareholders before it can be changed.

For each Fund, derivatives may comprise up to 20% of its portfolio, both to seek to increase the return of the Fund and to hedge (or protect) the value of its assets against adverse movements in currency exchange rates, interest rates and commodities. The Funds may seek to provide exposure to the investment returns of real assets that trade in the commodity markets through investment in commodity-linked derivative instruments and investment vehicles such as ETFs that invest exclusively in commodities and are designed to provide this exposure without direct investment in physical commodities.

Each Fund may use a variety of equity option strategies in an attempt to enhance return or to mitigate risk and volatility. Each Fund may buy call positions to leverage those long positions the Advisor believes will gain in value. Additionally, each Fund may buy put positions to leverage those short positions the Advisors believe will gain in value. Buying and selling other combinations of calls and puts with differing expiration dates and/or strike prices can be varied and used with similar objectives as single option strategies, such as to generate income and/or mitigate the risk of owing a security, but at particular price ranges, time frames, total risk exposures, or implementation costs. Options may also be used to facilitate entering into or exiting from a security with limited trading volume relative to the size of the position held or intended to be held, and may be purchased or sold to close out an existing option position of each Fund. An option on a security that is not exercised prior to its expiration becomes worthless, resulting in a gain to the option seller equal to the amount of the option premium received, and a loss to the option buyer equal to the amount of the option premium paid. Options on indices may be used to enhance return and/or mitigate the risk to the value of a Fund’s share price due to market movements. Option strategies incur transaction costs, which affect their after-cost effectiveness.

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ETFs may be used to provide access to various debt markets, commodities, and hedging or other strategies. ETFs may also be used for exposure to domestic and international equities classified by company size, growth or value characteristics, country or region, and industry groups.

To the extent a Fund makes investments that are regulated by the Commodities Futures Trading Commission, it intends to do so in accordance with Rule 4.5 under the Commodity Exchange Act (“CEA”). The Advisor has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” in accordance with Rule 4.5 and is therefore not subject to registration as a commodity pool operator under the CEA.

The Advisor primarily uses fundamental analysis, with targeted quantitative analysis, to select the individual securities to be included in the portfolio. The specified models employed by the Advisor in managing the portfolio of each Fund are further discussed in the respective summary section for each such Fund, and below.

When choosing investment markets, Fund management considers various factors, including the thematic concern for the applicable Fund, as well as general economic and political conditions, potential for economic growth and possible changes in currency exchange rates. In selecting investments, a Fund mainly will seek securities that Fund management believes are expected to appreciate in value, with a particular emphasis on the thematic considerations of the Fund.

The Fund generally will seek diversification across markets, industries and issuers as one of its strategies to reduce volatility. However, the Fund may concentrate the securities by industry or geographic location based on the Fund management outlook. The Fund has no geographic limits on where it may invest.

While many investment managers attempt to perform well relative to a fluctuating market index or benchmark, and other investment managers generally seek capital appreciation, the investment approach used for each Fund by the Advisor attempts to select a portfolio that is expected to experience capital appreciate and deliver returns based upon a selected thematic approach. The Republican Policies Fund selects securities that are expected to be impacted by the enactment of Republican Policies. The Democratic Policies Fund selects securities that are expected to be impacted by the enactment of Democratic Policies. The U.S. Tax Reform Fund selects securities that are expected to be impacted by the enactment of changes to the U.S. Tax Code. The European Breakup Fund selects securities that are expected to be impacted by European Union member countries abandoning the euro currency or withdrawing from the E.U.

Research Process for the Republican Policies Fund and Democratic Policies Fund

The Advisor will, based on its discretionary analysis, identify policies it views as priorities for the Republican party and Democratic party, as applicable. The Advisor reviews press releases, official party statements, and legislative analysis reports of Republican and Democratic House and Senate legislative groups. The Advisor also considers the legislative agendas of think tanks, foundations, and outside committees that self-identify as focused on Republican Policies or Democratic Policies, as applicable. For Republican Policies, these groups include, but are not limited to, the Republican National Committee, the Republican Study Committee, the Senate Republican Conference, The Heritage Foundation, and the Cato Institute. For Democratic Policies, these groups include, but are not limited to, the Democratic National Committee, the Democratic Study Committee, the Senate Democratic Conference, and the Center for American Progress.

The Advisor also examines legislative priorities and ideological beliefs of individual members of the Republican and Democratic parties that the Advisor identifies as key party leaders. If differences exist

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between key party leaders and their respective party, the Advisor generally weights policies identified at the party level more heavily than policies identified at the individual member level.

In years of presidential and legislative elections, the Advisor incorporates election platforms based on campaign speeches and candidate defined priority issues on their official election website, as well as the official platform of the Republican National Committee and the Democratic National Committee, as applicable. The Advisor, based on its discretionary analysis of the election cycle, will incorporate the policies and priorities of the leading Republican and Democratic presidential candidates.

At any given time, the Advisor generally identifies 4-10 Republican Policies for consideration in constructing the Republican Policies Fund’s portfolio and 4-10 Democratic Policies for consideration in constructing the Democratic Policies Fund’s portfolio. In selecting Republican Policies and Democratic Policies, the Advisor considers, including, but not limited to, the following items:

•	expected timeline of introducing, debating, and voting on bills associated with a policy;
•	ability of the policy to cause securities of issuers to appreciate in value; and
•	thematic catalysts, including control of the executive, legislative, and judicial branches, and the corresponding ability of the Republican party to implement the policy.

In determining whether to remove a Republican Policy or Democratic Policy from consideration in constructing the applicable Fund’s portfolio, the Advisor uses the same type of analysis it uses in selecting such policy. The Advisor continuously reviews each Republican Policy and Democratic Policy represented within the portfolio for relevance within the current administration or party platform. If a Republican Policy or Democratic Policy, based on the Advisor’s discretionary analysis, is determined to no longer be relevant, such policy will be removed and each investment position relating to the policy will be exited.

Research Process for the U.S. Tax Reform Fund

The Advisor will, based on its discretionary analysis, identify themes it views as Tax Reform Themes. At any given time, the Advisor generally identifies 4-10 Tax Reform Themes for consideration in constructing the Fund’s portfolio. The Advisor expects to review, among other things:

•	drafts of tax reform proposals issued by legislative or executive U.S. government branches;
•	press releases issued by legislative or executive U.S. government branches or outside organizations such as think tanks and foundations; and
•	pending legislation introduced in the House of Representatives or Senate.

If multiple competing versions of tax reform exist, the Fund is constructed in accordance with the proposal or bill the Advisor believes possesses the highest probability of being enacted. The Advisor will, based on its discretionary analysis, consider the expected timeline of introducing, debating, and voting on the proposal as well as the ability of the party putting forth the proposal to implement tax reform.

In determining whether to remove a Tax Reform Theme from consideration in constructing the Fund’s portfolio, the Advisor uses the same type of analysis it uses in selecting Tax Reform Themes. The Advisor continuously reviews each Tax Reform Theme represented within the portfolio for relevance within the current tax reform debate. If a Tax Reform Theme, based on the Advisor’s discretionary analysis, is determined to no longer be relevant, such theme will be removed and each investment position relating to the theme will be exited.

Research Process for the European Union Breakup Fund

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The Advisor begins the process by researching each E.U. Member’s exposure to E.U. Breakup Themes. The Advisor utilizes this step to model how a E.U. Member’s capital markets, currency and trade flows are impacted by E.U. Breakup Themes. The Advisor reviews, including, but not limited to, the following E.U. Member country fundamentals:

•	relative trade flows, including trade surpluses and deficits, between individual countries,
•	population demographics of each E.U. Member,
•	economic indicators of E.U. Members, including Gross Domestic Product, unemployment rate, and government debt, relative to other E.U. Members, and
•	primary imports and exports of each E.U. Member.

Such fundamentals and their respective economic or capital market effects on each Member are referred to as “E.U. Member Impacts”.

The Advisor will, based on its discretionary analysis, identify themes it views as E.U. Breakup Themes. At any given time, the Advisor generally identifies 4-10 E.U. Breakup Themes for consideration in the construction of the Fund’s portfolio. The themes may include a combination of E.U. Exit Actions and/or E.U. Member Impacts.

In determining whether to remove an E.U. Breakup Theme from consideration in constructing the Fund’s portfolio, the Advisor uses the same type of analysis it uses in selecting E.U. Breakup Themes. The Advisor continuously reviews each E.U. Breakup Theme represented within the portfolio for relevance within the current dynamics of the E.U. and its E.U. Members. If an E.U. Breakup Theme, based on the Advisor’s discretionary analysis, is determined to no longer be relevant, such theme will be removed and each investment position relating to the theme will be exited.